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                                                           OMB APPROVAL
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------                                                 OMB Number: 3235-0362
FORM 5                                              Expires:  September 30, 1998
------                                              Estimated average burden
                                                    hours per response .... 1.0
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/ / Check box if no            UNITED STATES SECURITIES AND EXCHANGE COMMISSION
    longer subject to                    WASHINGTON, D.C. 20549
    Section 16. Form
    4 or Form 5             ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
    obligations may
    continue. See            Filed pursuant to Section 16(a) of the Securities
    Instruction 1(b)                         Exchange Act of 1934,
/ / Form 3 Holdings                  Section 17(a) of the Public Utility
    Reported                 Holding Company Act of 1935 or Section 30(f) of
/X/ Form 4                              the Investment Company Act
    Transactions                                   of 1940
    Reported

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person(s)
    Jones, Earle F.                               Starwood Hotels & Resorts Worldwide, Inc.     to Issuer (Check all applicable)
                                                  Starwood Hotels & Resorts HOT                  X  Director         10% Owner
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  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for              Officer (give
                                                  Number of Reporting        Month/Year             ----        title below)
MMI Hotel Group/Dinning Systems                   Person (Voluntary)             December 2000      ----        Other (Specify
1000 Red Fern Place                                                                                                     below)
-------------------------------------------                               -----------------          7. Individual or Joint/Group
                 (Street)                                                 5. If Amendment,              Reporting (Check Applicable
Flowood           MS              39208                                     Date of Original            Line)
                                                                             (Month/Year)               X
                                                                                                       --- Form filed by One
                                                                                                           Reporting Person
                                                                                                       --- Form filed by More than
                                                                                                           One Reporting Person
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  (City)           (State)           (Zip)     TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
USA
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
    (Instr. 3)                     action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Issuer's     Direct         Benefi-
                                  (Month/                                                Fiscal Year         (D) or         cial
                                   Day/                 ----------------------------     (Instr. 3 and 4)    Indirect       Owner-
                                   Year)                Amount    (A) or      Price                          (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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Shares(1)                          03/31/00     A(2)     541        A        $23.5000                          D
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Shares(1)                          06/30/00     A(2)     541        A        $23.5000                          D
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Shares(1)                          09/30/00     A(2)     541        A        $23.5000                          D
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Shares(1)                          12/31/00     A(2)     541        A        $23.5000                          D
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Shares(1)                           7/21/00     P       5.601       A        $32.0620                          D
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                                                                                          2,193.601            D
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                                                                                           21,249              I               (3)
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* If the form is filed by more than one reporting person, see instruction 4(b)(v).                                            (Over)

                                                                                                                     SEC 2270 (7/96)
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
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FORM 5 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (e.g., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
                                                                               -----------------------------------
                                                                               Date    Expira-            Amount or
                                                               --------------- Exer-   tion       Title   Number of
                                                                (A)     (D)    cisable Date               Shares
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Option to Purchase Shares    $33.4375     06/30/00   A(4)       4,500         06/30/00 06/30/10  Shares(1) 4,500
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              of Derivative               Indirect
   (Instr. 3)                   Securities              Security:                   Beneficial
                                Beneficially            Direct (D)                  Ownership
                                Owned at End            or Indirect (I)             (Instr. 4)
                                of Year                 (Instr. 4)
                                (Instr. 4)

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Option to Purchase Shares                                   D
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                                27,000                      D
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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.                              02/12/2001
  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).                                           -------------------------------  ----------
                                                                                      **Signature of Reporting Person     Date
                                                                                             /s/ Earle F. Jones

Note. File three copies of this Form, one of which must be manually signed.                                               Page 2
      If space provided is insufficient, see instruction 6 for procedure.                                            SEC 2270 (7-96)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.

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
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Name and Address of Reporting Person        Issuer Name and Ticker or Trading Symbol       Statement for Month/Year
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
Jones, Earle F.                             Starwood Hotels & Resorts Worldwide, Inc.      December 2000
MMI Hotel Group/Dining Systems              Starwood Hotels & Resorts ("HOT")
1000 Red Fern Place
Flowood, MS 39208
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

Explanation of Responses:

(1) Pursuant to the Agreement and Plan of Restructuring between Starwood Hotels & Resorts Worldwide, Inc. (the "Corporation"), ST Acquisition Trust, and Starwood Hotels & Resorts, (the "Trust" and, together with the Corporation, "Starwood") dated as of September 16, 1998 and amended as of November 30, 1998, each holder of shares of common stock, par value $.01 per share, of the Corporation (each, a "Corporation Share") owns an equivalent number of shares of Class B shares of beneficial interest, par value $.01 per share, of the Trust (each, a "Trust Share"). Corporation Shares and Trust Shares may be held and tracked only in units ("Shares") consisting of One Corporation Share and One Trust Share.

(2) Under the terms of Starwood's Long-Term Incentive Plan (the "LTIP"), certain eligible Directors of Starwood receive quarterly grants of Shares in an amount specified by the LTIP. Each grant represents a quarterly installment of the reporting person's annual director's fees.

(3) On 12/8/99 direct beneficial ownership of 21,249 Shares was transferred to Jones Investment L.P. Mr. Jones and his wife each held a 1% general partnership interest and a 49% limited partnership interest. On 12/20/99 a 98% limited partnership interest was assigned to The Irene T. Jones Charitable Lead Annuity Trust.

(4) Under the terms of Starwood's LTIP, certain eligible Directors of Starwood receive an annual grant of options to purchase Shares in amounts specified by the LTIP.